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                                                     Filing by Intel Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                             Subject Company: Excalibur Technologies Corporation
                                                     Commission File No.: 0-9747


The following material was used in connection with a meeting with certain stockholders of Excalibur Technologies Corporation on May 10, 2000.


QUESTION AND ANSWER:


Q1    WHAT IS THE REVENUE FOR THE INTERACTIVE MEDIA SERVICES DIVISION? WHAT IS
THE REVENUE PROJECTION FOR THE NEW COMPANY? IS EXCALIBUR'S CURRENT REVENUE PROJECTION OF $50M ON TRACK?

A1    Fees and revenues for Interactive Media Services for the past 12 months were approximately $2 million. Excalibur's revenues for the last fiscal year were approximately $38 million. It is Excalibur's policy not to comment on any revenue projections. It is too early to give revenue projections for the combined company. We are working with current Intel customers to get these accounts and contracts transferred to the new company. If successful, these contracts will provide a material contribution to the combined company's revenues.

Q2    HOW DOES INTEL JUSTIFY THE VALUE OF THE INTERACTIVE MEDIA SERVICES
DIVISION?

Q2    RON - The Interactive Media Services business is home to a number of valuable assets including people, technology, intellectual property, resources, customers, and associations. Therefore, the value is really a function of the capabilities that these assets provide.

      PAT INTERJECT - Ron is exactly right. Excalibur's strengths are in multimedia content management. Intel's Interactive Media Services business provides the capabilities for protecting high value content in an internet setting. In considering this transaction we looked at the relationships, resources, types of customers and cash needed to gain market segment share, and looking at similar companies in this market segment, we could not identify anyone else who could fulfill all our needs and a complete set of complementary solutions as does Intel.

Q3    WHY DIDN'T INTEL JUST ACQUIRE EXCALIBUR?

A3    We felt that keeping the new business a separate public entity allowed us the flexibility to move at a much faster pace. Time to market is key in this market segment. Plus we felt that this structure was optimal for employee motivation and retention.

Q4    DOES THE INTERACTIVE MEDIA SERVICES BUSINESS HAVE A WEBSITE?

A4    No. This business was formed only about a month ago by combining 3 separate business units. We expect to have a website in the near future.

Q5    WHAT'S BEEN THE RESPONSE FROM OTHERS IN THE INDUSTRY?

A5    So far we have talked with a number of customers, downstream distributors and infrastructure players and the input has been positive to date. We are continuing to engage in these discussions to derive maximum support for the new company.

Q6    WHAT DO YOU PLAN TO DO WITH YOUR CASH, INCLUDING INTEL'S $150M?

A6    We are working on finalizing our business plan so it is too early to speculate on specific uses of this cash. It is our intention to be the market leader in the interactive media services market segment and we will use this cash to best meet this objective.

Q7    WHEN DO YOU EXPECT TO BE PROFITABLE?


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A7    It is too early to tell; our focus will be to use the combined assets of the new company to try and become the market leader in this exciting and fast growing market segment. Keep in mind that because this transaction will be accounted for using the purchase accounting method, we will have significant goodwill associated with the deal that will be amortized over time. Also the company intends to grant options to employees at attractive prices in order to attract and retain key employees. This will result in incremental expenses.

Q8    HOW WILL YOU BE PROFITABLE?

A8    The business model going forward in the interactive media services area is rapidly changing and we feel we have time to market advantages with the combination of Intel's Media Services division and Excalibur. This is expected to be a $16 billion market in 2004 and our goal is to be the market leader. We believe no other company is currently positioned to provide as comprehensive a set of solutions and products in this area. In the short term most of the new company's revenues will derived from product licenses, however over time services, both fee and revenue sharing, are expected to become a more significant part of our business.

Q9    WILL INTEL SALES FORCE HELP THE NEW COMPANY ATTRACT ADDITIONAL CUSTOMERS?

A9    Yes, although we have no formal arrangements with the Intel sales force, we hope to maintain a cooperative working relationship with them, which could provide customer leads.


      Intel and Excalibur plan to file a joint proxy statement/prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (the "Commission"). WE URGE INVESTORS AND STOCKHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders will be able to obtain free copies of these documents at the Commission's website at www.sec.gov.

      INVESTORS AND STOCKHOLDERS SHOULD READ THE JOINT PROXY
STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

      Intel, Excalibur and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their stockholders with respect to the transactions contemplated by the agreement and plan of reorganization. Information concerning the participants in the solicitation will be set forth in the joint proxy statement/prospectus when it is filed with the Commission.

      This release contains forward-looking statements, which are based upon current expectations or beliefs, as well as a number of assumptions about future events. The reader is cautioned not to put undue reliance on these forward-looking statements, as these statements are subject to numerous factors and uncertainties, including without limitation, business and economic conditions and growth in the computing industry, continued success in technological advances, costs related to the proposed merger, the inability to obtain governmental approval of the proposed merger, substantial delay in the expected closing of the merger and the risk that Intel's and Excalibur's businesses will not be integrated successfully, any of which may cause actual results to differ materially from those described in the statements. In addition to the factors discussed above, other factors


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that could cause actual results to differ materially are discussed in Intel's and Excalibur's most recent Form 10-Q and Form 10-K filings with the Commission.